AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 23, 2001
                                                    REGISTRATION NO. 333-_______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3

                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               SVI HOLDINGS, INC.
             (Exact name of Registrant as specified in its charter)

Nevada                                               84-1131608
---------------------------------        ---------------------------------------
(State or other jurisdiction of          (I.R.S. Employer Identification Number)
of incorporation or organization)

                        12707 High Bluff Drive, Suite 335
                           San Diego, California 92130
                                 (858) 481-4404
--------------------------------------------------------------------------------
               (Address, including zip code, and telephone number,
        including area code, of Registrant's principal executive offices)
                                   ----------

                               Barry M. Schechter
                              Chairman of the Board
                               SVI HOLDINGS, INC.
                        12707 High Bluff Drive, Suite 335
                           San Diego, California 92130
                                 (858) 481-4404
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                   ----------

                                   Copies to:

                              Norman L. Smith, Esq.
                               Mark Mauerman, Esq.
                      Solomon Ward Seidenwurm & Smith, LLP
                            401 B Street, Suite 1200
                               San Diego, CA 92101
                                 (619) 231-0303

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after this Registration Statement becomes effective.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box. [X]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE
---------------------- --------------- -------------------------- ---------------------- ---------------------
                                                                    PROPOSED MAXIMUM
 TITLE OF SECURITIES    AMOUNT TO BE       PROPOSED MAXIMUM             AGGREGATE             AMOUNT OF
  TO BE REGISTERED     REGISTERED (1)  OFFERING PRICE PER SHARE      OFFERING PRICE        REGISTRATION FEE
---------------------- --------------- -------------------------- ---------------------- ---------------------
Common Stock,
  $.0001 par value       4,431,757             $2.09 (2)               $9,262,372             $2,315.59
---------------------- --------------- -------------------------- ---------------------- ---------------------

     (1) Pursuant to Rule 416, this Registration Statement also registers such indeterminate number of shares as may be issuable in connection with stock splits, stock dividends or similar transactions.

      (2) Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(c) of the rules and regulations under the Securities Act of 1933, as amended (the "Securities Act"). The price per share and aggregate offering price are based upon the average of the high and low prices of the Registrant's common stock on January 16, 2001 as reported on the American Stock Exchange. It is not known how many of such shares of Common Stock will be purchased under this Registration Statement or at what price such shares will be purchased.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
     SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                                   PROSPECTUS

THE INFORMATION CONTAINED IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD TO YOU UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                  SUBJECT TO COMPLETION, DATED JANUARY 23, 2001

                               SVI HOLDINGS, INC.

                                4,431,757 SHARES

                                  COMMON STOCK

         We are registering 4,431,757 shares of our common stock for resale by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale of shares by the selling stockholders. Our common stock is listed on the American Stock Exchange under the symbol "SVI." The closing sale price of our common stock, as reported on the American Stock Exchange on January 16, 2001, was $2.40 per share.

         The selling stockholders may sell the shares of common stock described in this prospectus in public or private transactions, on or off the American Stock Exchange, at prevailing market prices, or at privately negotiated prices. The selling stockholders may sell shares directly to purchasers or through brokers or dealers. Brokers or dealers may receive compensation in the form of discounts, concessions or commissions from the selling stockholders.

         INVESTING IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS," BEGINNING ON PAGE 3.

         NEITHER THE SECURITIES EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this prospectus is ____________, 2001.

                                TABLE OF CONTENTS

                                                                         Page
                                                                         ----

Prospectus Summary.........................................................1
Risk Factors...............................................................3
Forward-Looking Statements................................................15
Recent Developments.......................................................16
Use of Proceeds...........................................................17
Selling Stockholders......................................................17
Plan of Distribution......................................................19
Legal Matters.............................................................20
Experts...................................................................20
Where You Can Get More Information........................................20


YOU SHOULD RELY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY JURISDICTION WHERE AN OFFER AND SALE IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE COVER PAGE OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY


SVI HOLDINGS, INC.

         We are an independent provider of system software for enterprise retail chains. Our products represent a full suite of products providing retailers with a complete end-to-end business solution that we call "The Total Point of Business."

         Our solutions consist of the following components:

         E-HOST electronic commerce products. Our electronic commerce products are integrated with our Total Point of Business solution. The products include:

         o        E-STORE electronic commerce store front;
         o        E-CRM customer relationship management; and
         o        SVI-DIRECT integrated fulfillment.

         SVI-POST store systems. SVI-POST is a full business to consumer (B2C) software infrastructure encompassing a range of integrated store system products. The SVI-POST system controls all point-of-sale (POS) and in store systems for traditional "brick and mortar" retailers. Its major features include:

         o operation of a network consisting of the POS terminals and the corporate head office;
         o        ability to function on and interconnect with a wide variety of hardware and software platforms and generations; and
         o        user-customizable to the retailer's method of doing business.

         The solution can incorporate a retail customer relationship management system and a complete performance measurement system with loss prevention features.

         SVI-HOST retail enterprise management solutions. SVI-HOST integrates the retail head office function by providing a retailing methodology for retail chains which integrates:

         o        management planning and forecasting;
         o        financial functions;
         o        purchasing;
         o        warehousing;
         o        distribution;
         o        planning;
         o        ticketing;
         o        sales auditing and evaluation; and
         o        multi-channel integrated fulfillment.

         Our SVI-HOST solution includes comprehensive business-to-business (B2B) functions.

         PROFESSIONAL SERVICES, including retail business consulting, project management, application training, technical services and documentation services.

         We sell our solutions through an experienced professional direct sales force with offices in the United States, United Kingdom and Australia. We believe our knowledge of the complete needs of multi-store retailers enables us to help our customers identify the optimal systems for their particular businesses. The customer relationships we develop build recurring help desk, maintenance and field service revenues and position us to recommend changes and upgrades to systems.

         We also develop and distribute retail system training products and general computer courseware and computer skills testing products.

         Our executive offices are located at 12707 High Bluff Drive, Suite 335, San Diego, California 92130, telephone number (858) 481-4404.

THE OFFERING

         We recently completed a common stock financing from which we will receive gross proceeds of between $2 million and $2.5 million. In connection with that financing, we also agreed to issue warrants exercisable for common stock. This prospectus relates to the resale of the common stock we agreed to sell in that financing, and the resale of common stock we may sell upon exercise of the warrants. This prospectus also relates to the resale of additional shares that we issued under a repricing right we granted in a prior financing. We will not receive any of the proceeds from the resale of common stock by the selling stockholders.

                                  RISK FACTORS

         An investment in our shares as offered in this prospectus involves a high degree of risk. In deciding whether to purchase shares of our common stock, you should carefully consider the following risk factors, in addition to other information contained in this prospectus as well as any other documents incorporated by reference into this prospectus.

RISKS RELATED TO OUR BUSINESS

WE INCURRED A LOSS IN FISCAL YEAR 2000 AND FOR THE FIRST SIX MONTHS OF FISCAL YEAR 2001. WE NEED TO GENERATE ADDITIONAL REVENUE TO BE PROFITABLE.

         We incurred a loss of $4.1 million in the fiscal year ended March 31, 2000, and a loss of $4.2 million in the first six months of fiscal year 2001. The loss in fiscal 2000 was due principally to increased depreciation, amortization and interest expenses associated with the acquisition of Island Pacific Systems Corporation effective April 1, 1999, and product development expenses. The loss in the first six months of fiscal year 2001 was due to decreased sales, an impairment of a note receivable, and product development expenses. We will need to generate substantial additional revenue to achieve profitability in future periods.

SALES OF OUR RETAIL SOFTWARE SYSTEMS HAVE DECLINED.

         Our net sales decreased 13% in the six months ended September 30, 2000 compared to the six months ended September 30, 1999. We believe this decrease continues to reflect the decline in demand for our software associated with the millennium change. Our typically long sales cycles make it difficult to evaluate whether and when sales will improve, or whether the decline in demand was due to other factors which might continue to negatively affect sales.

WE DO NOT EXPECT TO ACHIEVE OUR HISTORICAL RATE OF GROWTH.

         Most of our growth in prior fiscal years was due to acquisitions. Our net sales from continuing operations have declined in fiscal 2001, and we do not believe net sales will grow at the rate at which they have grown in the past unless we engage in further significant acquisitions.

OUR BUSINESS WILL NOT OPERATE EFFICIENTLY AND OUR RESULTS OF OPERATIONS WILL BE NEGATIVELY AFFECTED IF WE ARE UNABLE TO MANAGE OUR GROWTH EFFECTIVELY.

         Our recent growth placed a significant strain on our management and operations. The rapid growth resulted in substantial expansion in our number of employees, the scope of our operating systems and the geographic distribution of our operations and customers during the fiscal years ended March 31, 2000 and 1999. Our ability to compete effectively and to manage future growth, if any, will depend on our ability to continue to implement and improve operational, financial and management information systems on a timely basis.

OUR OPERATING RESULTS HAVE FLUCTUATED SIGNIFICANTLY IN THE PAST, AND THEY MAY CONTINUE TO DO SO IN THE FUTURE, WHICH COULD ADVERSELY AFFECT OUR STOCK PRICE.

         Our quarterly operating results have fluctuated significantly in the past and may fluctuate in the future as a result of several factors, many of which are outside of our control. If revenue declines in a quarter, our operating results will be adversely affected because many of our expenses are relatively fixed. In particular, sales and marketing, product development and general and administrative expenses do not change significantly with variations in revenue in a quarter. It is likely that in some future quarter our net sales or operating results will be below the expectations of public market analysts or investors. If that happens, our stock price will likely decline.

OUR REVENUE MAY VARY FROM PERIOD TO PERIOD, WHICH MAKES IT DIFFICULT TO PREDICT FUTURE RESULTS.

         Factors outside our control that could cause our revenue to fluctuate significantly from period to period include:

         o the size and timing of individual orders, particularly with respect to our larger customers;
         o        general health of the retail industry and the overall economy;
         o technological changes in platforms supporting our software products;
         o customer order deferrals in anticipation of our and our competitors' new products; and
         o        market acceptance of new software products.

         The factors within our control include:

         o        acquisitions and dispositions of businesses;
         o        changes in our strategies; and
         o        non-recurring sales of assets and technologies.

         In particular, we usually ship our software products when contracts are signed, so order backlog at the beginning of any quarter usually represents only a small portion of that quarter's expected revenues. As a result, software license revenues in any quarter are substantially dependent on orders booked and delivered in that quarter, and this makes it difficult for us to predict revenues. We have experienced, and we expect to continue to experience, quarters or periods where individual software license or service orders are significantly larger than our typical software license or service orders. Because of the nature of our products, we may get one or more large orders in one quarter from a customer and then no orders the next quarter.

OUR EXPENSES MAY VARY FROM PERIOD TO PERIOD, WHICH COULD AFFECT QUARTERLY RESULTS AND OUR STOCK PRICE.

         If we incur additional expenses in a quarter in which we do not experience increased revenue, our results of operations would be adversely affected and we may incur losses for that quarter. Factors that could cause our expenses to fluctuate from period to period include:

o the extent of marketing and sales efforts necessary to promote and sell our products; o the timing and extent of our product development efforts; and o the timing of personnel hiring.

IT IS DIFFICULT TO EVALUATE OUR PERFORMANCE BASED ON PERIOD TO PERIOD COMPARISONS OF OUR RESULTS.

         The many factors which can cause revenues and expenses to vary make meaningful period to period comparisons of our results difficult. We do not believe period to period comparisons of our financial performance are necessarily meaningful, and you cannot rely on them as an indication of our future performance.

OUR SALES CYCLES ARE LENGTHY, WHICH MAKES IT DIFFICULT FOR US TO PREDICT REVENUES AND BUDGET EXPENSES.

         The length of our sales cycles results in fluctuations in our operating results, which could cause our stock price to decline. Our sales cycles vary substantially from customer to customer, but typically range from four to twelve months. Our software products are complex and perform or directly affect mission-critical functions across many different functional and geographic areas of the retail enterprise. In many cases, our customers must change established business practices when they install our software. Our sales staff must dedicate significant time consulting with a potential customer concerning the substantial technical and business concerns associated with implementing our products. The purchase of our products is often discretionary, so lengthy sales efforts may not result in a sale. Moreover, it is difficult to predict when a sale will occur.

WE MAY EXPERIENCE SEASONAL DECLINES IN SALES, WHICH COULD CAUSE OUR OPERATING RESULTS TO FALL SHORT OF EXPECTATIONS IN SOME QUARTERS.

         We may experience slower sales of our software products from October through December of each year as a result of retailers' focus on the holiday retail shopping season. This can negatively affect revenues in our third fiscal quarter and in other quarters, depending on our sales cycles.

COLLECTION OF A LARGE NOTE RECEIVABLE ASSET DEPENDS ON THE VALUE OF A THINLY TRADED STOCK. IF THE STOCK DECLINES IN VALUE, WE MAY HAVE SEVERE LIQUIDITY PROBLEMS AND WE MAY INCUR SUBSTANTIAL LOSSES.

         Our September 30, 2000 balance sheet includes a $13.1 million note receivable which we may not collect. If we cannot collect the note, we may experience very large losses and severe liquidity problems as other fixed obligations come due.

         This note is secured by approximately 11% of the outstanding common stock of Integrity Software, Inc. We do not believe the obligor under the note has any assets other than the Integrity shares securing the note. The obligor is an affiliate of Integrity, and its ability to sell the Integrity shares to repay the note is limited by law and by market conditions. Our ability to sell the Integrity shares upon foreclosure of the note will be similarly limited.

         During the quarter ended September 30, 2000, we determined that the value of this note receivable was impaired, and we wrote off $1.5 million as a valuation allowance. We may have to impair further or write off the note receivable asset if the value of the Integrity shares declines. If we experience further impairment in the value of the note receivable, our assets will decline and we will incur a charge in the quarter in which the impairment occurs equal to the amount of the impairment. This will adversely affect our results for that quarter, and may cause our stock price to decline. Integrity's shares are quoted on the National Quotation Bureau Pink Sheets, but the trading volume is extremely limited. The quoted price of Integrity from December 1, 2000 to January 5, 2001, ranged from low of $2.50 to high of $5.25, which represents a market capitalization of between $34.9 million and $73.3 million. Because of the limited trading volume and because these quotations may not represent actual transactions, we do not believe the prices quoted on the Pink Sheets represent the fair value of the Integrity shares securing our note. We obtained an independent valuation of the Integrity shares securing the note at September 30, 2000, which supported the $13.1 million carrying value of the note on our September 30, 2000 balance sheet.

WE HAVE SUBSTANTIAL DEBT WHICH WE MAY NOT BE ABLE TO SERVICE AND WHICH MAY RESULT IN A LENDER CONTROLLING OUR ASSETS IN AN EVENT OF DEFAULT.

         We have a substantial amount of both short-term and long-term debt. A balloon principal payment of as much as $6.15 million will be due to Union Bank of California, N.A. on April 1, 2001, and a balloon principal payment of $10 million will be due to Softline Limited, our majority stockholder, on August 1, 2001. Our current operations will not generate sufficient cash to make these principal payments. We will therefore have to refinance one or both loans or raise other debt or equity capital. We currently have no commitments for such financings, and funds may not be available on acceptable terms and conditions, or at all. We also owe $0.5 million, due February 22, 2001, to a subsidiary of Softline. See "Recent Developments."

         The Union Bank loans (consisting of a term loan and a revolving line of credit) are secured by all of our stock in and all of the assets of our U.S. retail software subsidiaries, and 65% of our stock in our Australian retail software subsidiary. If we cannot refinance the Union Bank loans or raise capital before April 1, 2001, Union Bank may take control of the substantial majority of our assets. This would very substantially reduce the value of your stock.

         We also owe $1.3 million to three entities (including a major stockholder) with no stated maturity dates. See "Management's Discussion and Analysis of Financial Condition" in our March 31, 2000 Form 10-K and September 30, 2000 Form 10-Q for further discussion of the terms of our indebtedness.

         The substantial amount of our debt impacts us in a number of ways:

         o We have to dedicate a substantial portion of cash flow from operations to monthly principal and interest payments on the debt, which reduces funds available for other purposes.
         o We may not have sufficient funds to pay monthly principal and interest payments.
         o The existing debt may make it more difficult or impossible for us to obtain additional financing if needed for working capital or other purposes.

         Any or all of these factors could cause our stock price to decline.

FLUCTUATIONS IN INTEREST RATES COULD INCREASE OUR INTEREST EXPENSE AND REDUCE CASH AVAILABLE FOR OTHER PURPOSES.

         Our indebtedness with Union Bank and other indebtedness requires us to pay interest based on a rate which floats with market interest rates. If market interest rates increase, our interest expense will increase, which will reduce our earnings and reduce cash available for other purposes. At December 31, 2000, our total borrowings subject to variable interest rates was $8.4 million. Based on this balance, a one percent increase in interest rates would cause a change in interest expense of approximately $84,000 on an annual basis.

OBTAINING ADDITIONAL CAPITAL TO REPAY DEBT, FUND OUR OPERATIONS AND FINANCE OUR GROWTH COULD IMPAIR THE VALUE OF YOUR INVESTMENT.

         In addition to the need to raise capital to repay debt, we may need to raise further capital to:

         o        support unanticipated capital requirements;
         o        take advantage of acquisition or expansion opportunities;
         o        continue our current product development efforts;
         o        develop new products or services; or
         o        address working capital needs.

         Our future capital requirements depend on many factors including our research, development, sales and marketing activities. We do not know whether additional financing will be available when needed, or available on terms acceptable to us. If we cannot raise needed funds for the above purposes on acceptable terms, we may be forced to curtail some or all of the above activities and we may not be able to grow our business or respond to competitive pressures or unanticipated developments.

         We may raise this capital through public or private equity offerings or debt financings. To the extent we raise additional capital by issuing equity securities, our stockholders may experience substantial dilution and the new equity securities may have greater rights, preferences or privileges than our existing common stock.

WE HAVE RELIED ON CAPITAL CONTRIBUTED BY RELATED PARTIES, AND SUCH CAPITAL MAY NOT BE AVAILABLE IN THE FUTURE.

         Our cash from operations has not been sufficient to meet our capital needs, and we have relied on capital from related parties. Softline loaned us $10 million to make a required principal payment on our Union Bank term loan in July 2000. A subsidiary of Softline loaned us an additional $0.6 million ($0.5 million of which is currently outstanding) in November 2000 to meet working capital needs. Also, during our last fiscal year, Softline exercised options to purchase shares of SVI common stock for net proceeds of $4.8 million. We used these proceeds to finance a portion of our operations, including interest payments on debt. In June 1999 we borrowed $2.3 million ($1.3 million of which is currently outstanding) from three of our stockholders to pay a portion of the purchase price for Island Pacific.

         We may not be able to obtain capital from related parties in the future. Neither Softline nor any other stockholders or related parties are under any obligation to continue to provide cash to meet our future liquidity needs. Moreover, Softline's ability to continue to finance our liquidity needs is limited by Softline's cash resources and by South African currency exchange laws.

INTANGIBLE ASSETS REPRESENT 66% OF OUR TOTAL ASSETS AND MORE THAN OUR STOCKHOLDERS' EQUITY. WE MAY HAVE TO IMPAIR OR WRITE-OFF THESE ASSETS, WHICH WILL CAUSE A CHARGE TO EARNINGS AND COULD MAKE IT MORE DIFFICULT TO OBTAIN FINANCING.

         The large percentage of our assets and stockholders' equity represented by goodwill, capitalized software and other intangible assets makes us susceptible to very large impairments and write-offs. These impairments can in turn cause very large one-time losses, which could cause our stock price to decline.

         Consistent with generally accepted accounting principals, we evaluate our long-lived assets, including our intangible assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. If we determine an asset is impaired, we will write-off the difference between the carrying value and the fair value of the asset. At each balance sheet date, we also evaluate on a product-by-product basis the unamortized capital cost of computer software compared to the net realizable value of that product. We will write-off any excess in unamortized capital costs of a computer software product over the product's net realizable value. Any impairment of an asset will be a charge against earnings for the quarter in which it occurs.

         Any such impairments will also reduce our assets, as well as the ratio of our assets to our liabilities. These balance sheet effects could make it more difficult for us to obtain capital, and could make the terms of capital we do obtain more unfavorable to our existing stockholders.

ACQUISITIONS MAY ADVERSELY AFFECT OUR BUSINESS.

         We regularly review acquisition prospects that would complement our existing product offerings, augment our market coverage, secure supplies of critical materials or enhance our technological capabilities. Acquisitions or investments could result in a number of financial consequences, including:

         o        potentially dilutive issuances of equity securities;
         o        large one-time write-offs;
         o        reduced cash balances and related interest income;
         o higher fixed expenses which require a higher level of revenues to maintain gross margins;
         o        the incurrence of debt and contingent liabilities; and
         o amortization expenses related to goodwill and other intangible assets.

                  Furthermore, acquisitions involve numerous operational risks, including:

         o difficulties in the integration of operations, personnel, technologies, products and the information systems of the acquired companies;
         o diversion of management's attention from other business concerns;
         o diversion of resources from our existing businesses, products or technologies;
         o risks of entering geographic and business markets in which we have no or limited prior experience; and
         o        potential loss of key employees of acquired organizations.

         Our inability to overcome problems encountered in connection with such acquisitions could divert the attention of management, utilize scarce corporate resources and harm our business. In addition, we are unable to predict whether or when any prospective acquisition candidate will become available or the likelihood that any acquisition will be consummated.

FOREIGN CURRENCY FLUCTUATIONS MAY IMPAIR OUR COMPETITIVE POSITION AND AFFECT OUR OPERATING RESULTS.

         Fluctuations in currency exchange rates affect the prices of our products and our expenses, and foreign currency losses will negatively affect profitability or increase losses. Approximately 37% of our net sales were outside North America, principally in Australia and the United Kingdom, in the year ended March 31, 2000. Most of our international sales are denominated in the local currency rather than U.S. dollars. In particular, sales denominated in Australian dollars accounted for 23% of our net sales in fiscal 2000.

         If there is a significant devaluation of the currency of Australia or another specific country, the prices of our products will increase relative to that country's currency and our products may be less competitive in that country. Many of our expenses related to foreign sales, such as corporate level administrative overhead and product development, are denominated in U.S. dollars. When accounts receivable and accounts payable arising from international sales and services are converted to U.S. dollars, the resulting gain or loss contributes to fluctuations in our operating results. We do not hedge against foreign currency exchange rate risks.

IF WE CANNOT MANAGE ADDITIONAL CHALLENGES PRESENTED BY OUR INTERNATIONAL OPERATIONS, OUR REVENUES AND PROFITABILITY MAY SUFFER.

         A substantial portion of our net sales are outside the United States and part of our growth strategy depends on increasing international sales. If we cannot increase our international sales, we may not be able to achieve our business objectives. We have already devoted significant resources to, and expect to continue to devote resources to, our expansion into foreign countries, particularly to expand our sales force. To increase international sales in the future, we must establish additional foreign operations, hire additional personnel and further exploit strategic relationships. The countries in which we operate may not have a sufficient pool of qualified personnel from which to hire, and we may not be successful at hiring, training or retraining personnel.

         There are many risks inherent in our international business activities. For example:

         o we are subject to many foreign regulatory requirements which may change without notice;
         o our expenses related to sales and marketing and product development may increase;
         o localizing products for foreign countries involves costs and risks of non-acceptance;
         o we are subject to various export restrictions, and export licenses may not always be available;
         o        we are subject to foreign tariffs and other trade barriers;
         o we may become subject to higher tax rates or taxation in more than one jurisdiction;
         o some of the foreign countries that we deal with suffer from political and economic instability;
         o we may have less protection for our intellectual property rights;
         o consulting, maintenance and service revenues may have lower margins in foreign countries;
         o        we may not be able to move earnings back to the United States;
         o it can be more difficult to staff and manage our foreign operations; and
         o        we may have difficulty collecting accounts receivable.

         Any of these factors could negatively affect our financial performance and results of operations and cause our stock price to decline.

OUR CUSTOMERS ARE CONCENTRATED, SO THE LOSS OF ONE OR MORE KEY CUSTOMERS COULD SIGNIFICANTLY REDUCE OUR REVENUES AND PROFITS.

         We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of large customers. Toys "R" Us accounted for 15% of our net sales in fiscal year 2000 and 27% of our net sales in the first six months of fiscal 2001. We continue to provide services and support to Toys "R" Us. Our customers, including Toys "R" Us, may buy less of our products or services depending on their own technological developments and internal budget cycles. A major customer in one year may not purchase any of our products or services in another year, which may negatively affect our financial performance.

IF WE LOSE THE SERVICES OF ANY MEMBER OF OUR SENIOR MANAGEMENT OR KEY TECHNICAL AND SALES PERSONNEL, OR IF WE ARE UNABLE TO RETAIN OR ATTRACT ADDITIONAL TECHNICAL PERSONNEL, OUR ABILITY TO CONDUCT AND EXPAND OUR BUSINESS WILL BE IMPAIRED.

         We are heavily dependent on Barry M. Schechter, our Chairman, and Thomas A. Dorosewicz, our CEO, and on other key management personnel. We also believe our future success will depend largely upon our ability to attract and retain highly-skilled software programmers, managers, and sales and marketing personnel. Competition for personnel is intense, particularly in international markets. The software industry is characterized by a high level of employee mobility and aggressive recruiting of skilled personnel. We compete against numerous companies, including larger, more established companies, for our personnel. We may not be successful in attracting or retaining skilled technical and managerial personnel. The loss of key employees or our inability to attract and retain other qualified employees could negatively affect our financial performance and cause our stock price to decline.

OUR CURRENT CEO HAS SERVED FOR ONLY A SHORT TIME.

         Thomas A. Dorosewicz, our CEO, has served only since January 10, 2001. The former CEO of our retail operating subsidiary resigned as of January 12, 2001, although he will continue to serve us during the transition in a consulting capacity. Barry M. Schechter, formerly Chairman and CEO, will continue to serve as Chairman. Our future revenues and earnings will depend on the performance of Mr. Dorosewicz, in particular on his ability:

         o to quickly learn about our products, services and business organization;
         o        to apply his experience to our operations;
         o        to work with and lead our existing management and personnel;
         o        to establish and maintain credibility with major customers, strategic partners and financial institutions; and
         o        to lead us through future growth and changes in the business.

WE ARE DEPENDENT ON THE RETAIL INDUSTRY, AND IF ECONOMIC CONDITIONS IN THE RETAIL INDUSTRY DECLINE, OUR REVENUES MAY DECLINE. RETAIL SALES MAY BE SLOWING.

         Our future growth is critically dependent on increased sales to the retail industry. As a result of our acquisitions of Applied Retail Solutions and Island Pacific and our sale of IBIS Systems Limited, we now derive the substantial majority of our revenues from the licensing of software products and the performance of related services to the retail industry. Demand for our products and services could decline in the event of consolidation, instability or downturns in the retail industry. This decline would likely cause reduced sales and could impair our ability to collect accounts receivable. The result would be reduced earnings and weakened financial condition, each or both of which would likely cause our stock price to decline.

         The success of our customers is directly linked to economic conditions in the retail industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. Recent indications are that 2000 holiday retail sales were below expectations. This may cause deferred or abandoned purchasing decisions for our products and services. In addition, the retail industry may be consolidating, and it is uncertain how consolidation will affect the industry. The traditional "brick and mortar" retailers that we have historically served now face substantial competition from Internet-based retailers which may negatively impact their ability to purchase our products and services.

OUR GROWTH WILL SUFFER IF WE DO NOT EXPAND OUR PRODUCT BASE AND MARKET PENETRATION TO THE INTERNET.

         Our growth depends on market acceptance of our e-commerce products and our ability to develop new products which meet market acceptance. The Internet is dramatically impacting the retail industry, and the market for these e-commerce products is new and quickly evolving. Our competitors are aggressively pursing this sector. We expect significant growth in e-commerce over the Internet; however, we are unable to predict the full impact this emerging form of commerce will have on the traditional "brick and mortar" retail operations we have historically served. If the market for our web-enabled products fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our e-commerce products are not accepted in the marketplace, our business, operating results and financial condition could be negatively impacted and our stock price could decline.

OUR GROWTH IS DEPENDENT ON DEVELOPING OUR DIRECT SALES OR EXPANDING INTO OTHER DISTRIBUTION CHANNELS. OTHER DISTRIBUTION CHANNELS CREATE RISKS THAT WE MAY NOT MANAGE SUCCESSFULLY.

         In order to grow, we may find it necessary to expand our distribution channels beyond direct sales, which constitute the majority of our sales. If we begin to use resellers, they may compete with our direct sales. We may not be able to attract resellers that will be able to market our products effectively and that will be qualified to provide timely and cost-effective customer support and service. Conflicts among resellers may adversely affect sales. Even if we are able to attract resellers, most reseller agreements can be terminated by either party without cause. If we cannot expand our direct sales, develop additional distribution channels, or manage any potential channel conflicts, our sales may not grow.

WE RELY ON THIRD-PARTY SUPPLIERS, AND A DISRUPTION IN SUPPLY WOULD NEGATIVELY IMPACT OUR ABILITY TO MEET CUSTOMER DEMANDS.

         We rely on technology licensed from third parties, including Microsoft for the Windows operating system, IBM for the OS/400 operating system and the Websphere Commerce Suite, and Lansa Inc. for integrated AS/400 software development tools. Any termination of, or significant disruption in, our ability to license these products would adversely affect our business and revenues. Our licenses from each of these providers are non-exclusive. In addition, any technical problems or errors with current or future versions of these licensed products could cause errors or technical problems in our products, which could result in loss of sales, delays in or elimination of market acceptance, damage to our brand or to our reputation, product returns, increased costs, and diversion of development resources, product redesigns and increased warranty and servicing costs.

IF WE CANNOT EXPAND INTO CERTAIN MARKET SECTORS, WE MAY NOT BE ABLE TO GROW OUR BUSINESS.

         In order to grow our business, we need to expand our customer base and the types of retailers we serve. We currently serve only the specialty goods, mass merchants and department store markets. Our products and services may not gain acceptance in or meet the expectations and needs of other sectors.

WE MAY NOT BE ABLE TO MAINTAIN OR IMPROVE OUR COMPETITIVE POSITION BECAUSE OF THE INTENSE COMPETITION IN THE RETAIL SOFTWARE INDUSTRY.

         We conduct business in an industry characterized by intense competition. Most of our competitors are very large companies with an international presence. We must also compete with smaller companies which have been able to develop strong local or regional customer bases. Many of our competitors and potential competitors are more established, benefit from greater name recognition and have significantly greater resources than us. Our competitors may also have lower cost structures and better access to the capital markets than us. As a result, our competitors may be able to respond more quickly than we can to new or emerging technologies and changes in customer requirements. Our competitors may:

         o introduce new technologies that render our existing or future products obsolete, unmarketable or less competitive;
         o make strategic acquisitions or establish cooperative relationships among themselves or with other solution providers, which would increase the ability of their products to address the needs of our customers; and
         o establish or strengthen cooperative relationships with our current or future strategic partners, which would limit our ability to sell products through these channels.

         We could be forced to reduce prices and suffer reduced margins and market share due to increased competition from providers of products similar to, or competitive with, our products, or from service providers that provide services similar to our services. Competition could also render our technology obsolete. For a further discussion of competitive factors in our industry, see "Competition" in our March 31, 2000 Form 10-K.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE, SO OUR SUCCESS DEPENDS HEAVILY ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

         The retail software industry is characterized by rapid technological change, evolving standards and wide fluctuations in product supply and demand. We must cost-effectively develop and introduce new products that keep pace with technological developments to compete. If we do not gain market acceptance for our existing or new products or if we fail to introduce progressive new products in a timely or cost-effective manner, our financial performance will suffer.

         The success of product enhancements and new products depends on a variety of factors, including product selection and specification, timely and efficient completion of product design, and effective sales and marketing efforts. In developing new products and services, we may:

         o fail to respond to technological changes in a timely or cost-effective manner;
         o encounter products, capabilities or technologies developed by others that render our products and services obsolete or non-competitive or that shorten the life cycles of our existing products and services;
         o experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and services; or
         o fail to achieve market acceptance of our products and services.

         The life cycles of our products are difficult to estimate, particularly in the emerging electronic commerce market. As a result, new products and enhancements, even if successful, may become obsolete before we recoup our investment.

OUR PROPRIETARY RIGHTS OFFER ONLY LIMITED PROTECTION AND OUR COMPETITORS MAY DEVELOP PRODUCTS SUBSTANTIALLY SIMILAR TO OUR PRODUCTS AND USE SIMILAR TECHNOLOGIES WHICH MAY RESULT IN THE LOSS OF CUSTOMERS. WE MAY HAVE TO BRING COSTLY LITIGATION TO PROTECT OUR PROPRIETARY RIGHTS.

         Our success and competitive position is dependent in part upon our ability to develop and maintain the proprietary aspects of our intellectual property. Our intellectual property includes our trademarks, trade secrets, copyrights and other proprietary information. Our efforts to protect our intellectual property may not be successful. Effective copyright and trade secret protection may be unavailable or limited in some foreign countries. We hold no patents. Consequently, others may develop, market and sell products substantially equivalent to our products, or utilize technologies similar to those used by us, so long as they do not directly copy our products or otherwise infringe our intellectual property rights.

         We may find it necessary to bring claims or litigation against third parties for infringement of our proprietary rights or to protect our trade secrets. These actions would likely be costly and divert management resources. These actions could also result in counterclaims challenging the validity of our proprietary rights or alleging infringement on our part. The ultimate outcome of any litigation will be difficult to predict.

OUR PRODUCTS MAY INFRINGE ON THE PROPRIETARY RIGHTS OF THIRD PARTIES, WHICH MAY EXPOSE US TO LITIGATION.

         We may become involved in litigation involving patents or proprietary rights. Patent and proprietary rights litigation entails substantial legal and other costs, and we do not know if we will have the necessary financial resources to defend or prosecute our rights in connection with any such litigation. Responding to and defending claims related to our intellectual property rights, even ones without merit, can be time consuming and expensive and can divert management's attention from other business matters. In addition, these actions could cause product shipment delays or require us to enter into royalty or license agreements. Royalty or license agreements, if required, may not be available on terms acceptable to us, if they are available at all. Any or all of these outcomes could have a material adverse effect on our business, operating results and financial condition.

IF OUR PRODUCTS ARE NOT COMPATIBLE WITH HARDWARE OR SOFTWARE, OUR SALES COULD SUFFER.

         Software sales can often be driven by advances in hardware or operating system technology. If providers do not, or are unable to, continue to provide state-of-the-art POS and head office hardware which runs our software, our financial performance may suffer. We do not develop hardware or operating systems, so we are dependent upon third-party providers to develop the hardware platforms and operating systems that run our software.

DEVELOPMENT AND MARKETING OF OUR PRODUCTS DEPENDS ON STRATEGIC RELATIONSHIPS WITH OTHER COMPANIES. OUR EXISTING STRATEGIC RELATIONSHIPS MAY NOT ENDURE AND MAY NOT DELIVER THE INTENDED BENEFITS, AND WE MAY NOT BE ABLE TO ENTER INTO FUTURE STRATEGIC RELATIONSHIPS.

         Since we do not possess all of the technical and marketing resources necessary to develop and market our products to their target markets, our business strategy substantially depends on our strategic relationships. While some of these relationships are governed by contracts, most are non-exclusive and all may be terminated on short notice by either party. If these relationships terminate or fail to deliver the intended benefits, our product development and marketing efforts will be impaired and our revenues may decline. We may not be able to enter into new strategic relationships, which could put us at a disadvantage to those of our competitors which do successfully exploit strategic relationships.

OUR PRIMARY COMPUTER AND TELECOMMUNICATIONS SYSTEMS ARE IN A LIMITED NUMBER OF GEOGRAPHIC LOCATIONS, WHICH MAKES THEM MORE VULNERABLE TO DAMAGE OR INTERRUPTION. THIS DAMAGE OR INTERRUPTION COULD HARM OUR BUSINESS.

         Substantially all of our primary computer and telecommunications systems are located in two geographic areas. These systems are vulnerable to damage or interruption from fire, earthquake, water damage, sabotage, flood, power loss, technical or telecommunications failure or break-ins. Our business interruption insurance may not adequately compensate us for our lost business and will not compensate us for any liability we incur due to our inability to provide services to our customers. Although we have implemented network security measures, our systems are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. These disruptions could lead to interruptions, delays, loss of data or the inability to service our customers. Any of these occurrences could impair our ability to serve our customers and harm our business.

IF PRODUCT LIABILITY LAWSUITS ARE SUCCESSFULLY BROUGHT AGAINST US, WE MAY INCUR SUBSTANTIAL LIABILITIES AND MAY BE REQUIRED TO LIMIT COMMERCIALIZATION OF OUR PRODUCTS.

         Our business exposes us to product liability risks. Any product liability or other claims brought against us, if successful and of sufficient magnitude, could negatively affect our financial performance and cause our stock price to decline.

         Our software products are highly complex and sophisticated and they may occasionally contain design defects or software errors that could be difficult to detect and correct. In addition, implementation of our products may involve customer-specific customization by us or third parties, and may involve integration with systems developed by third parties. These aspects of our business create additional opportunities for errors and defects in our products and services. Problems in the initial release may be discovered only after the product has been implemented and used over time with different computer systems and in a variety of applications and environments. Our products have in the past contained errors that were discovered after they were sold. Our customers have also occasionally experienced difficulties integrating our products with other hardware or software in their enterprise.

         We are not currently aware of any defects in our products that might give rise to future lawsuits. However, errors or integration problems may be discovered in the future. Such defects, errors or difficulties could result in loss of sales, delays in or elimination of market acceptance, damage to our brand or to our reputation, product returns, increased costs and diversion of development resources, product redesigns and increased warranty and servicing costs. In addition, third-party products, upon which our products are dependent, may contain defects which could reduce or undermine entirely the performance of our products.

         Our customers typically use our products to perform mission-critical functions. As a result, the defects and problems discussed above could result in significant financial or other damage to our customers. Although our sales agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims, we do not know if these limitations of liability are enforceable or would otherwise protect us from liability for damages to a customer resulting from a defect in one of our products or the performance of our services. Our product liability insurance may not cover all claims brought against us.

RISKS RELATING TO OUR RELATIONSHIP WITH SOFTLINE

SOFTLINE LIMITED OWNS A MAJORITY OF OUR COMMON STOCK, SO WE ARE CONTROLLED BY SOFTLINE AND OUR OTHER STOCKHOLDERS ARE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING.

         Softline Limited owns approximately 52.6% of our outstanding common stock. Softline has nine directors, four of which are on our board of directors. Only one of our executive officers is on Softline's board. We therefore do not control Softline. You will not be able to affect the outcome of any stockholder vote so long as Softline owns a majority of our common stock. As a result, Softline will control all matters affecting us, including:

         o        the election of all of our directors;
         o the allocation of business opportunities that may be suitable for Softline and us;
         o any determinations with respect to mergers or other business combinations involving us;
         o        the acquisition or disposition of assets or businesses by us;
         o debt and equity financing, including future issuance of our common stock or other securities;
         o amendments to our charter documents; o the payment of dividends on our common stock; and
         o        determinations with respect to our tax returns.

         Moreover, even if Softline's ownership of our common stock declines below a majority, current management of SVI controls or has the right to acquire approximately 18.5% of our common stock. It is therefore unlikely that you will have any effective voting control over actions which are approved by both Softline and current management.

OUR BUSINESS MAY BE DISADVANTAGED OR HARMED IF SOFTLINE'S INTERESTS RECEIVE PRIORITY OVER OUR INTERESTS.

         Conflicts of interest have and will continue to arise between Softline and us in a number of areas relating to our past and ongoing relationships. Conflicts may not be resolved in a manner that is favorable to us, and such conflicts may result in harmful consequences to our business or prospects.

SOME OF OUR DIRECTORS AND EXECUTIVE OFFICERS ARE ALSO DIRECTORS OR EXECUTIVE OFFICERS OF SOFTLINE, WHICH COULD CAUSE SOFTLINE'S INTERESTS TO RECEIVE PRIORITY OVER OUR INTERESTS.

         Ivan M. Epstein, Steven Cohen and Gerald Rubenstein, each of whom is one of our directors, and Barry M. Schechter, who is our Chairman of the Board, are also directors or executive officers of Softline. Because our financial results are included in Softline's consolidated financial statements, these directors and executive officers may consider not only the short-term and long-term impact of financial and operating decisions on us, but also the impact of these decisions on Softline's consolidated financial results and its stockholders. In some instances, the impact of these decisions could be disadvantageous to us while advantageous to Softline.

SOFTLINE'S CONTROL OF OUR COMPANY COULD MAKE IT DIFFICULT FOR ANOTHER COMPANY TO ACQUIRE US, WHICH COULD DEPRESS OUR STOCK PRICE.

         Softline's control over our management and affairs, and over potential business combinations, could discourage others from initiating any potential merger, takeover or other change of control transaction that may otherwise be beneficial to our business or our stockholders. As a result, Softline's control could reduce the price that investors are willing to pay in the future for shares of our stock.

WE MAY BE UNABLE TO RAISE CAPITAL OR ISSUE COMMON STOCK IN CONNECTION WITH ACQUISITIONS IN THE FUTURE BECAUSE OF OUR RELATIONSHIP WITH SOFTLINE.

         Because Softline may seek to maintain its beneficial ownership percentage of our common stock for tax, accounting or other purposes, or otherwise may not want us to issue additional shares of common stock in connection with future financing transactions, we may be constrained in our ability to raise equity capital in the future or to issue common stock or other equity securities in connection with future acquisitions.

OUR BUSINESS MAY SUFFER BECAUSE WE ENTERED INTO AGREEMENTS WITH SOFTLINE THAT ARE NOT BASED ON ARM'S LENGTH NEGOTIATIONS.

         We have in the past entered into various agreements with Softline, and we may do so in the future. We currently owe $10 million to Softline under a promissory note due August 1, 2001, and 0.5 million to a subsidiary of Softline under a promissory note due February 22, 2001. In October 2000, we agreed to increase the interest rate payable under the $10 million note from 10% to 14% retroactive to August 1, 2000. See "Recent Developments" later in this prospectus, and "Certain Relationships and Related Transactions" in our Form 10-K/A filed July 31, 2000, for more information on our agreements with Softline. None of these agreements resulted from arm's length negotiations. These agreements may include terms and conditions that may be more or less favorable to us than terms contained in similar agreements negotiated with third parties.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE HAS BEEN HIGHLY VOLATILE. WE ARE AT RISK OF SECURITIES CLASS ACTION LITIGATION DUE TO OUR STOCK PRICE VOLATILITY.

         The market price of our common stock has been, and is likely to continue to be, volatile. When we or our competitors announce new customer orders or services, change pricing policies, experience quarterly fluctuations in operating results, announce strategic relationships or acquisitions, change earnings estimates, experience government regulatory actions or suffer from generally adverse economic conditions, our stock price could be affected. Some of the volatility in our stock price appears unrelated to our performance. Recently, companies similar to ours have experienced extreme price fluctuations, often for reasons unrelated to their performance.

         In the past, securities class action litigation has often been brought against a company following periods of volatility in the market price of its securities. This litigation has been especially prevalent with respect to technology companies. We may therefore become the target of securities class action litigation. Such litigation would likely result in substantial costs, harm our financial condition and divert management's attention and resources.

WE HAVE NEVER PAID A DIVIDEND ON OUR COMMON STOCK AND WE DO NOT INTEND TO PAY DIVIDENDS IN THE FORESEEABLE FUTURE.

         We have not previously paid any cash or other dividend on our common stock. We anticipate that we will use our earnings and cash flow for repayment of indebtedness and future growth, and we do not have any plans to pay dividends in the foreseeable future. Future equity financings may restrict our ability to pay dividends.

WE MAY ISSUE PREFERRED STOCK IN THE FUTURE, AND THE TERMS OF THE PREFERRED STOCK MAY REDUCE THE VALUE OF YOUR COMMON STOCK.

         We are authorized to issue up to 5,000,000 shares of preferred stock in one or more series. Our board of directors may determine the terms of preferred stock without further action by our stockholders. If we issue preferred stock, it could affect your rights or reduce the value of your common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell our assets to a third party. These terms may include voting rights, preferences as to dividends and liquidation, conversion and redemption rights, and sinking fund provisions. We are actively seeking capital, and some of the arrangements we are considering may involve the issuance of preferred stock.

OUR STOCKHOLDERS APPROVED OUR REINCORPORATION IN DELAWARE, AND SOME PROVISIONS OF OUR NEW CHARTER OR BYLAWS MAY AFFECT YOUR STOCK PRICE.

         Our stockholders approved in November 2000 a change in the state of our incorporation from Nevada to Delaware. They also approved in connection with the reincorporation an increase in the number of authorized shares of common stock from 50,000,000 to 100,000,000 and a reduction of the required quorum at meetings of stockholders from a majority of the outstanding shares to one-third of the outstanding shares. We plan to effect the reincorporation and related charter amendments shortly after the date of this prospectus.

         These resolutions could adversely affect the value of your common stock. The increase in the number of authorized shares will allow us to issue additional shares of common stock without further stockholder approval, which could substantially dilute your interest and reduce the value of your common stock. The reduction in the quorum requirement will allow us to obtain stockholder approval for matters with a minority of the shares present at the meeting. This will make it more likely that a minority of the outstanding voting power could adopt resolutions which would affect all of our stockholders.

NEVADA AND DELAWARE LAW AND SOME PROVISIONS OF OUR CHARTER AND BYLAWS MAY AFFECT THE PRICE OF YOUR STOCK.

         Special meetings of our stockholders may be called only by the Chairman of the Board, the Chief Executive Officer or the Board of Directors. Stockholders have no right to call a meeting and may not act by written consent. Stockholders must also comply with advance notice provisions in our bylaws in order to nominate directors or propose matters for stockholder action. These provisions of our charter documents, as well as certain provisions of Nevada law, could delay or make more difficult certain types of transactions involving a change in control of the company or our management. The same charter provisions will apply after we effect the reincorporation to Delaware, and Delaware law also contains provisions that could delay or make more difficult change in control transactions. As a result, the price of our common stock may be adversely affected.

SHARES ISSUED UPON THE EXERCISE OF OPTIONS AND WARRANTS COULD DILUTE YOUR STOCK HOLDINGS AND ADVERSELY AFFECT OUR STOCK PRICE.

         We have issued options and warrants to acquire common stock to our employees and certain other persons at various prices, some of which are or may in the future be below the market price of our stock. If exercised in the money, these options and warrants will cause immediate and possibly substantial dilution to our stockholders. We currently have options and warrants for 5,793,375 shares outstanding which have exercise prices below the recent market price of our stock of $2.40 per share. We have options and warrants for 1,755,997 shares outstanding at prices above the current $2.40 market price, and if the current market price increases, these options and warrants could have a dilutive effect on stockholders if exercised. Our existing stock option plan currently has 1,074,096 shares available for issuance. Future options issued under the plan may have further dilutive effects.

         Sales of shares pursuant to exercisable options and warrants could lead to subsequent sales of the shares in the public market, and could depress the market price of our stock by creating an excess in supply of shares for sale. Issuance of these shares and sale of these shares in the public market could also impair our ability to raise capital by selling equity securities.

                           FORWARD-LOOKING STATEMENTS

         This prospectus, including the documents that we incorporate by reference, contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "management believes," "we believe," "we intend" and similar words or phrases. Accordingly, these statements involve estimates, assumptions and uncertainties which could cause actual results to differ materially from those expressed in them. Any forward-looking statements are qualified in their entirety by reference to the factors discussed in this prospectus or incorporated by reference.

         Because the factors discussed in this prospectus or incorporated by reference could cause actual results or outcomes to differ materially from those expressed in any forward-looking statements made by us or on behalf of us, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made, and we undertake no obligation to update any forward-looking statement or statements to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

                               RECENT DEVELOPMENTS

         On January 10, 2001, Thomas A. Dorosewicz became our CEO. Barry M. Schechter, who has been CEO and Chairman since 1994, will continue as Chairman of the Board of Directors. Mark Wulff, formerly CEO of our SVI Retail subsidiary, will be leaving the company. Mr. Dorosewicz will assume the duties formerly performed by Mr. Wulff.

         On January 2, 2001, we appointed Michael L. Silverman as a director. Mr. Silverman is Chairman and Chief Executive Officer of Advanced Remote Communication Solutions, Inc.

         On December 22, 2000, we entered into an agreement to sell up to 2,941,176 shares of common stock to a limited number of accredited investors for cash at $0.85 per share. We have sold 2,352,941 of such shares as of January 16, 2001, for gross proceeds of $2,000,000. Certain investors have a right but not an obligation to purchase up to an additional 588,235 shares on or before February 20, 2001 at $0.85 per share. If all of these additional shares are purchased, the gross proceeds will be an additional $500,000. We also agreed to issue to each investor a two-year warrant to purchase one common share at $1.50 for each two common shares purchased in the private placement (aggregate warrants exercisable into 1,176,472 shares based on $2,000,000 investment commitment, plus up to 294,118 additional shares if investors purchase all of the additional option shares). We may call 50% of the warrants, subject to certain conditions, if our common shares have traded at a price above $2.00 per share for thirty consecutive days. We may call the remaining 50% of the warrants, subject to certain conditions, if our common shares have traded at a price above $3.00 per share for thirty consecutive days. In each case, the holder of a called warrant will have thirty days after the call to exercise the warrant, after which time the warrant will expire.

         We applied the proceeds received from this financing transaction (including a bridge loan from one investor which was discharged upon the first closing) to working capital, and we intend to apply any further proceeds from sale of the additional shares of common stock or the exercise of warrants also to working capital. Our primary bank lender, Union Bank of California, N.A., has agreed to waive its right to demand that such proceeds be used toward reduction of principal of our indebtedness to the bank.

         In November 2000, we borrowed $600,000 from a wholly-owned subsidiary of Softline Limited, our majority stockholder. The loan bears interest at 10% per annum, with all principal and interest due February 22, 2001. On December 26, 2000, we paid the accrued interest on the loan through that date plus $100,000 against the principal balance.

         On October 26, 2000, we agreed to an increased interest rate of 14% per annum, retroactive to August 1, 2000, on our $10 million indebtedness to Softline. Previously, the interest rate was 10% per annum. We agreed to this after Softline advised us that the higher rate was required under the conditions attached to South African Reserve Bank approval for the loan.

         At our annual meeting of stockholders on November 16, 2000. Our stockholders approved:

         o A plan of merger by which we will change our state of incorporation from Nevada to Delaware;

         o        A change in the corporate name to "SVI Solutions, Inc.";

         o An increase in the number of shares of common stock authorized from 50,000,000 to 100,000,000;

         o A reduction of the required quorum at meetings of stockholders from a majority of the outstanding shares to one-third of the outstanding shares; and

         o Amendments to our 1998 Incentive Stock Plan to: (i) increase the aggregate number of shares of common stock authorized for issuance under the plan to 4,000,000 shares; (ii) authorize an automatic annual increase in the shares reserved for issuance under the plan by an amount equal to the lesser of 2% of the total number of shares outstanding on the last trading day of the fiscal year or 600,000 shares (or a lesser amount as determined by our board); and (iii) prohibit the granting of stock awards under the plan to any one participant in excess of 500,000 shares in any calendar year.

         We intend to complete the reincorporation and the related charter amendments shortly after the date of this prospectus.

         In October 2000, we and Softline determined that the previously announced possible business combination between the two companies was not compatible with the current strategic directions of each company. We therefore terminated further talks on the matter.

         In June 2000, Marcel Golding resigned from our Board of Directors. We appointed Steven Cohen, Chief Operating Officer of Softline Limited, to fill the vacancy.

                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale of the shares of common stock offered by the selling stockholders. If certain of the selling stockholders elect to purchase from us additional common shares we have registered (see "Recent Developments"), we intend to use the proceeds from such purchases for working capital.


                              SELLING STOCKHOLDERS

         We are registering 4,431,757 shares of our common stock for resale by the selling stockholders named below. The term "selling stockholders" includes each stockholder named below and such stockholder's transferees, pledgees, donees or other successors. The registered shares include 2,372,932 shares in the aggregate currently owned by the selling stockholders. Of these currently owned shares, 19,991 shares were issued under a repricing right we granted to one of the selling stockholders in a prior financing and 2,352,941 shares were issued under agreements we entered into with some of the selling stockholders in connection with our recent financing. The registered shares also include up to 588,235 shares that may be sold after the date of this prospectus to some of the selling stockholders, and up to 1,470,590 shares that may be issued upon exercise of warrants granted or to be granted to some of the selling stockholders, under agreements we entered into with some of the selling stockholders in connection with our recent financing. See "Recent Developments" and below for a more complete description of our agreements with these selling stockholders in connection with our recent financing, including our agreements regarding these unissued shares.

         The number of shares we are registering for the selling stockholders does not include an indeterminate number of additional shares that may be registered and issued in accordance with Rule 416 under the Securities Act to prevent dilution of the common stock resulting from stock splits, stock dividends or other events.

         The following table sets forth certain information with respect to the selling stockholders. Except as otherwise set forth below, the information reflects holdings as of January 16, 2001. This information is based on information provided by the selling stockholders. The selling stockholders may sell all, some or none of their shares and, because of this, no estimate can be given as to the number of shares sold by them or held by them after the completion of the offering. The following table assumes the sale of all of the shares being registered for resale by each of the selling stockholders. The applicable percentages of ownership are based on an aggregate of 36,250,825 shares of common stock outstanding as of January 16, 2001.


                                            SHARES OF COMMON                           SHARES OF
                                                 STOCK                MAXIMUM            COMMON
                                             BENEFICIALLY            NUMBER OF           STOCK
                                                 OWNED                SHARES          BENEFICIALLY
                                                BEFORE                OFFERED         OWNED AFTER
                                               OFFERING               HEREBY          OFFERING (1)
                                              ---------               ------          ------------

NAME                                     NUMBER         %                           NUMBER         %
----                                     ------         -                           ------         -
REPRICING RIGHT

Amro International, S.A. (2)             95,921         *              19,991       75,930         *

RECENT FINANCING

Brian Cathcart (3)                       44,118         *              44,118            -         -
Nigel Davey (4)                          17,000         *              15,000        2,000         *
ICM Asset Management, Inc. (5)        4,653,548      12.2%          4,352,648      300,900         *
Koyah Leverage Partners, L.P. (6)     2,776,235       7.5%          2,776,235            -         -
Koyah Partners, L.P. (7)                694,060       1.9%            694,060            -         -
--------------------

*        Less than 1%

(1) Assumes sale of all of the shares being registered for resale for the account of each selling stockholder.
(2)      Holdings as of January 9, 2001.
(3) Includes 14,706 shares issuable upon exercise of a warrant held by Mr. Cathcart.
(4)      Includes 5,000 shares issuable upon exercise of a warrant held by Mr.
         Davey.
(5) Includes 2,776,235 shares held by Koyah Leverage Partners, L.P. which are being registered for resale for the account of Koyah Leverage Partners, L.P. and are also set forth in the table opposite Koyah Leverage Partners, L.P., and 694,060 shares held by Koyah Partners, L.P. which are being registered for resale for the account of Koyah Partners, L.P. and are also set forth in the table opposite Koyah Partners, L.P. Koyah Ventures, LLC is the general partner of Koyah Leverage Partners, L.P. and Koyah Partners, L.P. and as a result has shared voting and dispositive power over shares held by both entities. ICM Asset Management, Inc. is the investment advisor to Koyah Leverage Partners, L.P. and Koyah Partners, L.P. and as a result has shared voting and dispositive power over shares held by both entities. Also includes up to 882,353 shares which are being registered for resale for the account of ICM Asset Management, Inc., consisting of up to 588,235 shares that may be sold to one or more entities or accounts managed by or under common investment management with ICM Asset Management, Inc. and up to 294,118 shares issuable upon exercise of related warrants that may be granted to such entities or accounts. Also includes 300,900 shares held by other clients of ICM Asset Management, Inc. which are not being registered for resale. ICM Asset Management, Inc. has discretionary authority over shares held by these other clients and as a result has shared voting and dispositive power over these shares. James M. Simmons is the managing member of Koyah Ventures, LLC and the chief investment officer and controlling shareholder of ICM Asset Management, Inc. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P., Koyah Partners, L.P., ICM Asset Management, Inc. and the other clients of ICM Asset Management, Inc. Each of these entities or persons disclaims beneficial ownership in these securities except to the extent of such entity's or person's pecuniary interest in these securities and disclaims membership in a group with any other entity or person within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934.
(6) Includes 925,412 shares issuable upon exercise of warrants held by Koyah Leverage Partners, L.P. Koyah Ventures, LLC is the general partner of Koyah Leverage Partners, L.P. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P. ICM Asset Management, Inc. is the investment advisor to Koyah Leverage Partners, L.P. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P. James M. Simmons is the managing member of Koyah Ventures, LLC and the chief investment officer and controlling shareholder of ICM Asset Management, Inc. and as a result has shared voting and dispositive power over shares held by Koyah Leverage Partners, L.P.
(7) Includes 231,354 shares issuable upon warrants held by Koyah Partners, L.P. Koyah Ventures, LLC is the general partner of Koyah Partners, L.P. and as a result has shared voting and dispositive power over shares held by Koyah Partners, L.P. ICM Asset Management, Inc. is the investment advisor to Koyah Partners, L.P. and as a result has shared voting and dispositive power over shares held by Koyah Partners, L.P. James M. Simmons is the managing member of Koyah Ventures, LLC and the chief investment officer and controlling shareholder of ICM Asset Management, Inc. and as a result has shared voting and dispositive power over shares held by Koyah Partners, L.P.

         The selling stockholders who acquired their shares or warrants in connection with our recent financing are parties to agreements with us in which we also granted them certain registration rights, certain rights to receive additional warrants in certain circumstances, certain rights of first refusal with respect to additional securities we may issue, and certain other rights.

                              PLAN OF DISTRIBUTION

         The shares of common stock offered for resale through this prospectus may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

         o on any national securities exchange or quotation service at which the common stock may be listed or quoted at the time of sale, including the American Stock Exchange;
         o        in private transactions;
         o        through options;
         o        by pledge to secure debts and other obligations; or
         o        a combination of any of the above methods.

         If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

         The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933.

         Any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares we are registering. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

         To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and the selling stockholder complies with the exemption.

         Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for nine business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934 which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

         We will pay all expenses of this registration. These expenses include the SEC's filing fees and fees under state securities or "blue sky" laws. The selling stockholders may pay selling commissions or brokerage fees with respect to the sale of the resale shares by them. The selling stockholders will be indemnified by us against certain civil liabilities under securities laws or will be entitled to contribution in connection therewith. We will be indemnified by the selling stockholders against certain liabilities under securities laws or will be entitled to contribution in connection therewith.

                                  LEGAL MATTERS

         Solomon Ward Seidenwurm & Smith, LLP will pass upon the validity of the common stock offered by this prospectus. As of the date of this prospectus, partners and employees of Solomon Ward Seidenwurm & Smith, LLP beneficially owned an aggregate of 86,684 shares of our common stock.

                                     EXPERTS

         The financial statements as of March 31, 2000 and 1999 and for the years then ended incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The financial statements as of March 31, 1998 and September 30, 1997 incorporated in this prospectus by reference from the Company's Annual Report on Form 10-K for the year ended March 31, 2000 have been audited by Singer Lewak Greenbaum & Goldstein LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

         The appraisals of the collateral securing our note receivable obtained in connection with our disposition of IBIS Systems Limited, the discussion of which is incorporated by reference in this prospectus from our Form 10-K for the year ended March 31, 2000, our Form 10-Q for the quarter ended June 30, 2000 and our Form 10-Q for the quarter ended September 30, 2000, and included herein, have been prepared by Business Valuation Services, Inc., a business appraiser, as indicated in its appraisal reports. The discussions of these appraisals are incorporated in this prospectus by reference and included herein in reliance upon such reports and information given on the authority of the firm as an expert with respect to the matters contained in its appraisal reports.

                       WHERE YOU CAN GET MORE INFORMATION

         We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http:\\www.sec.gov."

         The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

         o Annual Report on Form 10-K for the year ended March 31, 2000, as amended;
         o Quarterly Report on Form 10-Q for the quarter ended June 30, 2000;
         o        Quarterly Report on Form 10-Q for the quarter ended September
                  30, 2000;
         o        Current Report on Form 8-K dated September 19, 2000;
         o        Current Report on Form 8-K dated January 8, 2001; and
         o Registration Statement on Form 8-A, which includes a description of our common stock.

         You may request a copy of these filings at no cost, by writing or telephoning us at the following address or telephone number:

                           SVI Holdings, Inc.
                           12707 High Bluff Drive, Suite 335
                           San Diego, CA  92130
                           Attn:  Secretary
                           (858) 481-4404

WE HAVE NOT AUTHORIZED ANY DEALER, SALESPERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF ___________, 2001.

                               SVI HOLDINGS, INC.

                                4,431,757 SHARES

                                  COMMON STOCK

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

         The expenses in connection with the issuance and distribution of the securities being registered are set forth in the following table (all amounts except the registration fee are estimated):

          SEC Registration Fee........................             $   2,316
          Legal fees and expenses.....................             $  25,000
          Accounting fees and expenses................             $  10,000
          Printing & Engraving........................             $     500
                                                                   ---------
          Total.......................................             $  37,816
                                                                   =========

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

         We have broad powers to indemnify our directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). Our bylaws require us to indemnify our directors and officers to fullest extent permitted by Nevada Revised Statutes Section 78.7502, including situations where indemnification is otherwise discretionary. Pursuant to Section 78.7502, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interest of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful.

         Our Articles of Incorporation include a provision to eliminate the personal liability of our directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by Nevada law. We believe this provision is necessary to attract and retain qualified persons as directors and officers. The provision does not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Nevada law. In addition, each director will continue to be liable for acts or omissions which involve intentional misconduct, fraud or a knowing violation of law and for improper distributions to stockholders. The provision does not affect a directors responsibilities under any other laws, such as the federal securities laws or state or federal environmental laws.

         At present, there is no pending litigation or proceeding involving our directors or officers as to which indemnification is being sought nor are we aware of any threatened litigation that may result in claims for indemnification by any officer or director.

         We have an insurance policy covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

ITEM 16. EXHIBITS.


Exhibit No.                    Description
-----------                    -----------


     4.1          Specimen Stock Certificate, incorporated by reference to
                  exhibit 4.1 to our Form 10-K for the fiscal year ended March 31, 2000.

     5.1          Opinion of Solomon Ward Seidenwurm & Smith, LLP.

     23.1         Consent of Deloitte & Touche LLP, independent auditors.

     23.2 Consent of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants.

     23.3 Consent of Solomon Ward Seidenwurm & Smith, LLP. Reference is made to Exhibit 5.1.

     23.4         Consent of Business Valuation Services, Inc.

     24.1         Power of Attorney. Reference is made to Page II-4.

     99.1         Common Stock Purchase Agreement, incorporated by reference to exhibit 10.28 to our Form 10-K for the fiscal year ended March 31, 2000.

     99.2         Registration Rights Agreement, incorporated by reference to exhibit 10.29 to our Form 10-K for the fiscal year ended March 31, 2000.

     99.3         Common Stock Purchase Agreement, incorporated by reference to exhibit 10.2 to our Form 8-K dated January 8, 2001.

     99.4         Investors' Rights Agreement, incorporated by reference to
                  exhibit 10.3 to our Form 8-K dated January 8, 2001.

     99.5 Form of Warrant to Purchase Common Stock, incorporated by reference to exhibit 10.4 to our Form 8-K dated January 8, 2001.

ITEM 17.  UNDERTAKINGS.

         We hereby undertake:

         (1) To file, during any period in which offers or sales are being made pursuant to this registration statement, a post-effective amendment to this registration statement:

                  (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) to reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase of decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this registration statement as effective; and

                  (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

                  PROVIDED, HOWEVER, that paragraphs (i) and (ii) above do not apply if this registration statement is on Form S-3, Form S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by us pursuant to Section 13 or
         Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         We hereby undertake that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         Insofar as indemnification by us for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced above or otherwise, we have been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by us of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933, as amended, and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on January 23,
2001.

SVI HOLDINGS, INC.

By:    /s/ Barry M. Schechter

Barry M. Schechter
Chairman of the Board

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Barry M. Schechter and Thomas A. Dorosewicz and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature                                       Title                                       Date
---------                                       -----                                       ----
/s/ Barry M. Schechter                 Chairman of the Board of                           January 23, 2001
------------------------               Directors
Barry M. Schechter


/s/ Thomas A. Dorosewicz               Chief Executive Officer                            January 23, 2001
------------------------               (Principal Executive Officer)
Thomas A. Dorosewicz


/s/ David L. Reese                     Chief Accounting Officer, Treasurer                January 23, 2001
------------------------               and Secretary (Principal Financial
David L. Reese                         and Accounting Officer)


/s/ Arthur S. Klitofsky                Vice-President and Director                        January 23, 2001
-----------------------
Arthur S. Klitofsky


/s/ Donald S. Radcliffe                Director                                           January 23, 2001
-----------------------
Donald S. Radcliffe


/s/ Ivan M. Epstein                    Director                                           January 23, 2001
-------------------------
Ivan M. Epstein


/s/ Gerald Rubenstein                  Director                                           January 23, 2001
-----------------------
Gerald Rubenstein


/s/ Ian Bonner                         Director                                           January 23, 2001
----------------------------
Ian Bonner


/s/ Steven Cohen                       Director                                           January 23, 2001
-------------------------
Steven Cohen


/s/ Michael L. Silverman               Director                                           January 23, 2001
---------------------------
Michael L. Silverman


                                  EXHIBIT INDEX

EXHIBIT NO.        DESCRIPTION
-----------        -----------

     4.1          Specimen Stock Certificate, incorporated by reference to
                  exhibit 4.1 to our Form 10-K for the fiscal year ended March 31, 2000.

     5.1          Opinion of Solomon Ward Seidenwurm & Smith, LLP.

     23.1         Consent of Deloitte & Touche LLP, independent auditors.

     23.2 Consent of Singer Lewak Greenbaum & Goldstein LLP, independent certified public accountants.

     23.3 Consent of Solomon Ward Seidenwurm & Smith, LLP. Reference is made to Exhibit 5.1.

     23.4         Consent of Business Valuation Services, Inc.

     24.1         Power of Attorney. Reference is made to Page II-4.

     99.1         Common Stock Purchase Agreement, incorporated by reference to exhibit 10.28 to our Form 10-K for the fiscal year ended March 31, 2000.

     99.2         Registration Rights Agreement, incorporated by reference to exhibit 10.29 to our Form 10-K for the fiscal year ended March 31, 2000.

     99.3         Common Stock Purchase Agreement, incorporated by reference to exhibit 10.2 to our Form 8-K dated January 8, 2001.

     99.4         Investors' Rights Agreement, incorporated by reference to
                  exhibit 10.3 to our Form 8-K dated January 8, 2001.

     99.5 Form of Warrant to Purchase Common Stock, incorporated by reference to exhibit 10.4 to our Form 8-K dated January 8, 2001.